EXHIBIT 99.1

YAMANA GOLD MOVING TO A VIRTUAL MEETING FOR 2020 ANNUAL MEETING OF SHAREHOLDERS; PROVIDES NOTICE OF FIRST QUARTER 2020 RESULTS

TORONTO, April 06, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) provided notice today that its Annual Shareholder Meeting (“Annual Meeting”) will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic.

The Company also today announced that it will release its first quarter 2020 operational and financial results before the market open on April 30, 2020, followed by a conference call and webcast on April 30, 2020, at 8:30 a.m. Eastern Daylight Time (“EDT”). Additional details are provided below.

Details of Annual Meeting

The Annual Meeting will take place via live webcast on April 30, 2020, at 11:00 a.m. EDT. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Annual Meeting in person. Online access to the meeting will begin at 10:00 a.m. EDT.

We expect this modification in meeting format to be in effect for this year only and we plan to revert to an in-person annual meeting in future years after public health conditions have improved.

Attending the Annual Meeting as a Shareholder of Record

If you were a holder of record of Yamana common shares as of March 13, 2020 (the “Record Date”) (i.e., you held your shares in your own name as reflected in the records of our transfer agent, AST Trust Company (Canada) (“AST”)), or if you are a duly appointed proxyholder, you may attend the virtual Annual Meeting by completing the following steps:

  logging in at https://web.lumiagm.com/187278145
  clicking on “I have a Control Number”; and
  entering the control number found on the proxy accompanying your Management Information Circular. The password is “yamana2020” (case sensitive).

Appointments: If you appoint someone as your proxyholder, you must complete the additional step of registering the proxyholder by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 4:00 p.m. EDT on April 28, 2020. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Registering to Attend the Annual Meeting as a Beneficial Owner

If you were a non-registered holder of record of Yamana common shares as of the Record Date (i.e. you hold your shares through an intermediary such as a bank or broker) you must register in advance to attend the Annual Meeting.

If you are a non-registered shareholder and you wish to vote your shares during the meeting by online ballot through the live webcast platform, please follow these steps:

1: Insert your name in the space provided on the voting instruction form provided by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, as you will be voting at the meeting.

2: Register yourself as a proxyholder with AST by calling 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside North America) by no later than 4:00 p.m. EDT on April 28, 2020, or two business days before reconvening any adjourned or postponed meeting. Failure to register yourself as proxyholder with AST will result in you not receiving a control number to participate in the meeting and you will only be able to attend the meeting as a guest.

At the time of the Annual Meeting, you will need to complete the following steps:

  login at https://web.lumiagm.com/187278145
  click on “I have a Control Number”; and
  enter the control number provided to you. The password is “yamana2020” (case sensitive).

Asking Questions

If you are attending the meeting as a shareholder of record or appointed proxyholder, questions can be submitted by accessing the live webcast platform at https://web.lumiagm.com/187278145, entering the control number and meeting password “yamana2020” (case sensitive), and clicking on the message icon in the upper right hand corner of the page. To return to the main page, click the “i” icon at the top of the screen.

Voting Shares

If you have not already voted your shares in advance, you will be able to vote your shares electronically during the Annual Meeting. When the Chair announces the polls are open, the screen will change so you can enter your ballots should you choose. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials for the Annual Meeting to ensure that your shares are represented and voted at the Annual Meeting.

Attending the Annual Meeting as a Guest

If you would like to enter the Annual Meeting as a guest in listen-only mode, click on the “I am a guest” button after entering the meeting center at https://web.lumiagm.com/187278145 and enter the information requested on the following screen. Please note you will not have the ability to ask questions or vote during the meeting if you participate as a guest.

First Quarter 2020 Results

The Company will release its first quarter 2020 operational and financial results before the market open April 30, 2020, followed by a conference call and webcast on April 30, 2020, at 8:30 am EDT.

First Quarter 2020 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	5543937#
The conference call replay will be available from 12:00 p.m. EDT on April 30, 2020, until 11:59 p.m. EDT on May 21, 2020.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the date and format of the Annual Meeting, the Company’s plans to revert to an in-person annual meeting in future years, the impact of the coronavirus, and the timing and availability of the Company’s first quarter 2020 financial and operating results.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.